Exhibit 99.1

ReneSola Announces Results of Annual General Meeting

SHANGHAI, China, August 28, 2015 – ReneSola Ltd (“ReneSola” or the “Company”) (www.renesola.com) (NYSE: SOL), a leading brand and technology provider of energy-efficient products, today announced that all shareholder resolutions proposed at the Company’s 2015 annual general meeting of shareholders held today were duly passed. Specifically, the shareholders passed resolutions approving:

1.	the consolidated financial statements of the Company for the year ended December 31, 2014, together with the reports of the auditors thereon;

2.	the re-election of Mr. Martin Bloom as a director of the Company, who is retiring by rotation and offering himself for re-election in accordance with the Company’s current articles of association; and

3.	the re-appointment of Deloitte Touche Tohmatsu Certified Public Accountants LLP as auditors of the Company until the conclusion of the next general meeting of the shareholders of the Company.

About ReneSola

Founded in 2005, and listed on the New York Stock Exchange in 2008, ReneSola (NYSE: SOL) is an international leading brand and technology provider of energy efficient products. Leveraging its global presence, and expansive distribution and sales network, ReneSola is well positioned to provide its highest quality green energy products and on-time services for EPC, installers, and green energy projects around the world. For more information, please visit www.renesola.com.

For investor and media inquiries, please contact:

In China:

Ms. Juliet Yang
ReneSola Ltd
Tel: +86 (21) 6280-9180 ext. 105
E-mail: ir@renesola.com

Mr. Derek Mitchell
Ogilvy Financial, Beijing
Tel: +86 (10) 8520-6139
E-mail: sol@ogilvy.com

In the United States:

Ogilvy Financial
Tel: +1 (646) 867-1888
E-mail: sol@ogilvy.com